UNITED STATES	OMB APPROVAL
SECURITIES AND EXCHANGE COMMISSION	OMB Number: 3235-0145
Washington, D.C. 20549	Expires: February 28, 2009
SCHEDULE 13D/A	Estimated average burden hours per response. . 14.5

Under the Securities Exchange Act of 1934
(Amendment No. 1)*

LAUREATE EDUCATION, INC.

(Name of Issuer)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

518613 10 4

(CUSIP Number)

Douglas L. Becker

c/o Fund Management Services, LLC

6225 Smith Avenue

Suite 210

Baltimore, Maryland  21209

(443) 703-1700

Copy to:

Jeffrey R. Patt, Esq.

Katten Muchin Rosenman LLP

525 West Monroe Street

Suite 1900

Chicago, Illinois  60661

(312) 902-5200

Peter A. Nussbaum, Esq.

S.A.C. Capital Advisors, LLC

72 Cummings Point Road

Stamford, CT 06902

(203) 890-2000

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

June 3, 2007

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Explanatory Notes: This Amendment No. 1 (this “Amendment”) amends the Schedule 13D originally filed with the Securities and Exchange Commission (the “Commission”) on March 26, 2007 (the “Schedule 13D”), on behalf of Douglas L. Becker, R. Christopher Hoehn-Saric, Steven M. Taslitz and Eric D. Becker (collectively, the “Sterling Reporting Persons”), Citigroup Capital Partners II 2007 Citigroup Investment, L.P., CGI CPE LLC, CGI Private Equity LP, LLC, Citicorp Banking Corporation, Citigroup Capital Partners II Employee Master Fund, L.P., Citigroup Capital Partners II Onshore, L.P., Citigroup Capital Partners II Cayman Holdings, L.P., Citigroup Private Equity LP, Citigroup Alternative Investments LLC, Citigroup Investments Inc. and Citigroup Inc. (collectively, the “Citi Reporting Persons”), and Sigma Capital Management, LLC and Steven A. Cohen (collectively, the “SAC Reporting Persons” and, together with the Sterling Reporting Persons and the Citi Reporting Persons, the “Reporting Persons”).

This Amendment relates to the common stock, par value $0.01 per share (the “Laureate Common Stock”) of Laureate Education, Inc. (the “Issuer”).  The Schedule 13D is hereby amended and supplemented by the Reporting Persons as set forth below in this Amendment.  Capitalized terms used but not defined in this Amendment shall have the meanings given to them in the Schedule 13D.

ITEM 3.                    SOURCE AND AMOUNT OF FUNDS AND OTHER CONSIDERATION.

Item 3 of the Schedule 13D is hereby amended and restated in its entirety as follows:

The total amount of funds necessary to consummate the transactions (the “Transactions”) contemplated by the Offer (as defined below) and the Agreement and Plan of Merger, dated as of January 28, 2007, as amended and restated as of June 3, 2007 (as amended and restated, the “Amended and Restated Merger Agreement”) by and among the Issuer, Wengen Alberta, Limited Partnership (“Parent”) and L Curve Sub Inc., a direct subsidiary of Parent (“Merger Sub”), which are described in Item 4 below, including debt incurred or to remain outstanding in connection with the Transactions, is approximately $4 billion.

Parent has received equity commitment letters (the “Equity Commitment Letters”) from Caisse de dépôt et placement du Québec, Bregal Europe Co-Investment L.P., Citigroup Global Markets Inc., Torreal Sociedad de Capital Riesgo de Regimen Simplificado S.A. and investment funds and other investors affiliated with or managed by Kohlberg Kravis Roberts & Co., S.A.C. Capital Management, LLC, Citigroup Private Equity, Makena Capital Management LLC, Moore Capital Management, LLC, SPG Partners, LLC, Sterling Partners, Brenthurst Funds, Demeter Holdings Corporation, Morgan Creek Partners II, LP, Stockwell Fund, L.P. and Vulcan Capital Education Holdings LLC, pursuant to which these funds and entities have committed to contribute an aggregate of approximately $2.09 billion in cash to Parent in exchange for a percentage ownership interest in Parent that will be calculated on a pro rata basis, based on commitments made to Parent and the valuation of any shares of the Laureate Common Stock to be contributed to Parent. The parties to the Equity Commitment Letters have the right to assign all or a portion of their obligations under the Equity Commitment Letters to one or more of their respective affiliates or entities with which they share a common investment advisor that agree to assume the obligations under the Equity Commitment Letters, provided that the assigning parties shall remain obligated to perform their respective obligations to the extent not performed by such assignees. In addition, Citigroup Global Markets Inc.’s committed amount may be reduced in connection with the syndication of all or a portion of that committed amount to other investors. The obligation to fund commitments under each of the Equity Commitment Letters is subject to the satisfaction or waiver by Parent of the conditions precedent to Parent’s obligation to consummate the Offer. The Issuer is an express third party beneficiary of each of the Equity Commitment Letters and is entitled to enforce the obligations of the parties to the Equity Commitment Letters directly against such parties in the event of a willful and material breach of such obligations, but only to the extent of such party’s cash commitment thereunder. The Equity Commitment Letters terminate 30 days following the valid termination of the Amended and Restated Merger Agreement. This summary of the Equity Commitment Letters does not purport to be complete and, with respect to the Equity Commitment Letters from investment funds and other investors affiliated with or managed by S.A.C. Capital Management, LLC or Citigroup Inc., is qualified in its entirety by reference to the Equity Commitment Letters from S.A.C. Capital Management, L.P., S.A.C. Capital Management, LLC, S.A.C. Capital International, Ltd., S.A.C. Global Diversified Fund, Ltd., S.A.C. Multi-Strategy Fund, Ltd., S.A.C. Multi-Strategy Fund, L.P., Citigroup Global Markets Inc., Citigroup Capital Partners II 2007 Citigroup Investment, L.P., Citigroup Capital Partners II Employee Master Fund, L.P., Citigroup Capital Partners II Onshore, L.P., Citigroup Capital Partners II Cayman Holdings, L.P. and CGI CPE LLC, which are referenced herein as Exhibit 7.13 through 7.24 and incorporated by reference in their entirety into this Item 3.

Parent has received rollover equity commitment letters, each dated June 3, 2007 (the “Rollover Equity Commitment Letters”), from Messrs. Douglas Becker and Steven Taslitz (and certain trusts affiliated with each of them) and Sterling Laureate Rollover, LP (collectively, the “Rollover Investors”), pursuant to which Messrs. Douglas Becker and Steven Taslitz (and certain trusts affiliated with each of them) have committed to contribute to Parent an aggregate of 606,436 shares of Laureate Common Stock based on the merger consideration of $60.50 per share of Laureate Common Stock and Sterling Laureate Rollover, LP has committed to contribute to Parent an aggregate of 68,631 shares of Laureate Common Stock based on the merger consideration of $62 per share of Laureate Common Stock. The rollover commitments have an aggregate value of approximately $40.9 million in exchange for a percentage ownership in Parent that will be calculated on a pro rata basis, based on commitments made to Parent and the valuation of any shares of Laureate Common Stock to be contributed to Parent. Messrs. Becker and Taslitz control the general partner of Sterling Laureate Rollover, LP, but do not have any economic interest in this entity.  The shares contributed to Parent by or on behalf of the Rollover Investors will be canceled and retired, and will not be entitled to receive any merger consideration upon consummation of the Merger. The Issuer is an express third party beneficiary of each of the Rollover Equity Commitment Letters and is entitled to enforce the obligations of the Rollover Investors directly against the Rollover Investors in the event of a willful and material breach of such obligations, but only to the extent of each Rollover Investor’s respective commitment. The Rollover Equity Commitment Letters terminate 30 days following the valid termination of the Amended and Restated Merger Agreement. This summary of the Rollover Equity Commitment Letters from Messrs. Douglas Becker and Taslitz (and certain trusts affiliated with each of them) does not purport to be complete and is qualified in its entirety by reference to the Rollover Equity Commitment Letters from Messrs. Douglas Becker and Taslitz (and certain trusts affiliated with each of them), which are referenced herein as Exhibits 7.02 through 7.06 and incorporated by reference in their entirety into this Item 3.

Merger Sub has received a debt commitment letter (“Debt Commitment Letter”), dated as of June 3, 2007, from Goldman Sachs Credit Partners L.P. (“GSCP”), Citigroup Global Markets Inc. and/or any of its affiliates (“CGMI”), Credit Suisse (“CS”), Credit Suisse Securities (USA) LLC (“CS Securities”), JPMorgan Chase Bank, N.A. (“JPMCB”) and J.P. Morgan Securities Inc. (“JPMSI” and, together with GSCP, CGMI, CS, CS Securities and JPMCB, the “Debt Financing Sources”) pursuant to which, subject to the conditions set forth therein (a) in connection with the Offer, each of GSCP, CGMI, CS and JPMCB has severally and not jointly committed to provide to Merger Sub and M Curve up to an aggregate of $1,622 million of a margin loan credit facility for the purpose of financing a portion of the Offer and paying fees and expenses incurred in connection with the Offer, and (b) in connection with the Merger, (i) each of GSCP, CGMI, CS and JPMCB has severally and not jointly committed to provide  to the Issuer or Merger Sub up to an aggregate of $1,335 million of senior secured credit facilities for the purpose of financing the Merger, repaying or refinancing certain existing indebtedness of the Issuer and its subsidiaries, refinancing amounts outstanding under the margin loan facility, paying fees and expenses incurred in connection with the Offer and the Merger and providing ongoing working capital and for other general corporate purposes of the Issuer and its subsidiaries following consummation of the Merger;  (ii) each of GSCP, CGMI, CS and JPMCB has severally and not jointly committed to provide to the Issuer or Merger Sub up to an aggregate of $725 million of senior unsecured increasing rate loans under a bridge facility for the purpose of financing the Merger, repaying or refinancing certain existing indebtedness of the Issuer and its subsidiaries, refinancing amounts outstanding under the margin loan facility and paying fees and expenses incurred in connection with the Offer and the Merger; and (iii) each of GSCP, CGMI, CS and JPMCB has severally and not jointly committed to provide to the Issuer or Merger Sub up to an aggregate of $325 million of senior subordinated increasing rate loans under a bridge facility for the purpose of financing the Merger, repaying or refinancing certain existing indebtedness of the Issuer and its subsidiaries, refinancing amounts outstanding under the margin loan facility and paying fees and expenses incurred in connection with the Offer and the Merger.  The debt commitments, which, in the aggregate, total approximately $4,007 million (including the margin loan facility in an aggregate principal amount of $1,622 million and the permanent financing facilities that will replace the margin loan facility in an aggregate principal amount of up to $2,385 million), expire the earlier of (a) 180 days after the initial takedown of the Offer and (b) December 21, 2007.  The documentation governing the margin loan facility, the senior secured credit facilities and the bridge facilities has not been finalized and, accordingly, the actual terms of such facilities may differ from those described in this Amendment.  The foregoing summary of the Debt Commitment Letter does not purport to be complete and is subject to, and qualified in its entirety by, the full text of the Debt Commitment Letter, which is referenced herein as Exhibits 7.07 and incorporated by reference in its entirety into this Item 3.

Funds for the purchase of the shares of Laureate Common Stock reported herein by the SAC Reporting Persons were derived from investment funds of Sigma Capital Associates. A total of approximately $1,717,094 was paid to acquire such shares. Such shares were acquired through, and are held by Sigma Capital Associates in, a commingled margin account maintained at Goldman Sachs & Co., which may extend margin credit as and when required to open or carry positions in the margin account, subject to applicable federal margin regulations, stock exchange rules and the firm’s credit policies. In such instances, the positions held in the margin account are pledged as collateral security for the repayment of debit balances in the account. The margin account may from time to time have debit balances. Since other securities are held in the margin account, it is not possible to determine the amounts, if any, of margin used to purchase the shares of Laureate Common Stock reported herein by the SAC Reporting Persons.

ITEM 4.                    PURPOSE OF TRANSACTION

Item 4 of the Schedule 13D is hereby amended and restated in its entirety as follows:

On June 3, 2007, the Issuer entered into the Amended and Restated Merger Agreement with Merger Sub and Parent. The Amended and Restated Merger Agreement amends and restates the Agreement and Plan of Merger dated as of January 28, 2007 among the same parties. The Rollover Investors have agreed to contribute substantially all of their equity in the Issuer to Parent or an affiliate thereof. A copy of the press release announcing the execution of the Amended and Restated Merger Agreement and describing, among other things, investors in Parent, is referenced herein as Exhibit 7.12 and is incorporated by reference in its entirety into this Item 4.

Pursuant to the Amended and Restated Merger Agreement, Merger Sub is expected to assign some of its rights and obligations under the Amended and Restated Merger Agreement to M Curve Sub Inc., a Maryland corporation and a direct subsidiary of Parent (“M Curve”, and together with Merger Sub, the “Purchasers”), including the right to acquire shares of Laureate Common Stock in the Offer. Merger Sub and M Curve have agreed to commence a tender offer (the “Offer”) to purchase all of the outstanding shares of Laureate Common Stock at a price of $62.00 per share, net to the seller in cash (subject to applicable withholding tax), without interest, on the terms and subject to the conditions set forth in the Amended and Restated Merger Agreement. The Offer is subject to the condition that there shall have been validly tendered and not withdrawn before the Offer expires a number of shares of Laureate Common Stock which, when added to any shares of Laureate Common Stock already owned by Parent and its subsidiaries, represents a majority of the total number of outstanding shares of Laureate Common Stock on a fully diluted basis immediately prior to the expiration of the Offer. The Offer is also subject to the condition that the debt financing arranged by Parent and Merger Sub to fund the Offer be available for borrowing in connection with the consummation of the Offer, and that the lenders party to the debt commitments relating to the debt financing arranged by the Purchasers to fund the Merger shall not have notified Parent or Purchasers that any portion of such financing will not be available at the effective time of the Merger, in each case on the terms and conditions set forth in the debt financing commitments or on terms and conditions that are no less favorable, in the aggregate, to Parent and Purchasers, as determined in the reasonable judgment of Parent. The Offer is subject to certain other customary conditions.

Following the consummation of the Offer and subject to the satisfaction or waiver of the conditions set forth in the Amended and Restated Merger Agreement and in accordance with the Maryland General Corporation Law, Merger Sub will merge (the “Merger”) with and into the Company and the Company will continue as the surviving corporation. At the effective time of the Merger (the “Effective Time”), each share of Laureate Common Stock, other than the shares of Laureate Common Stock owned by Parent or the Purchasers immediately prior to the Effective Time, including shares of Laureate Common Stock acquired by Parent or the Purchasers, will automatically be canceled and will cease to exist and will be converted into the right to receive $62.00 in cash, without interest, on the terms and subject to the conditions set forth in the Amended and Restated Merger Agreement.

The closing of the Merger, if required by applicable law, is subject to approval of the Merger by holders of the outstanding shares of Laureate Common Stock remaining after the completion of the Offer. However, the parties have agreed that if after the purchase of shares of Laureate Common Stock pursuant to the Offer and any subsequent offering period, and after giving effect to any shares of Laureate Common Stock purchased pursuant to the option described in the next paragraph, Purchasers own at least 90% of the outstanding shares of Laureate Common Stock, then once the other conditions to completion of the Merger are satisfied or waived, Merger Sub will then merge into the Company in a “short-form” merger pursuant to applicable Maryland law, which will not require a vote of the Company's stockholders.

In the Amended and Restated Merger Agreement, the Company also granted Purchasers the option (the “Top-Up Option”) to purchase, at a price per share equal to the price paid in the Offer price, a number of newly issued shares of Laureate Common Stock equal to the number of shares of Laureate Common Stock that, when added to the number of shares of Laureate Common Stock owned, directly or indirectly, by Parent and Purchasers at the time of exercise of the Top-Up Option, constitutes one share of Laureate Common Stock more than 90% of the total shares of Laureate Common Stock that would be outstanding immediately after the issuance of all shares of Laureate Common Stock subject to the Top-Up Option. The Top-Up Option, which is subject to compliance with applicable SEC and Nasdaq rules and other customary conditions, may be exercised by Purchasers, in whole or in part, at any time on or after the expiration of the Offer and on or prior to the fifth business day after the expiration date of any subsequent offering period.

The Amended and Restated Merger Agreement further provides that, subject to compliance with applicable law, promptly upon payment for shares of Laureate Common Stock by Purchasers to consummate the Offer, Parent shall be entitled to designate all of the members of the board of directors of the Company. After Parent's designees are elected or appointed to the Company's Board of Directors and prior to the approval of the Amended and Restated Merger Agreement by the Company's stockholders, the Amended and Restated Merger Agreement may not be amended in a manner that would adversely affect the right of the Company's stockholders to receive the merger consideration.

The Company is subject to a “no-shop” restriction on its ability to solicit third-party proposals, provide information and engage in discussions with third parties. The no-shop provision is subject to a provision that allows the Company to provide information and participate in discussions with respect to third-party proposals that the Special Committee believes in good faith to be bona fide and determines in good faith, after consultation with advisors, could reasonably be expected to result in a “superior proposal,” as defined in the Amended and Restated Merger Agreement.

The Amended and Restated Merger Agreement may be terminated and the Offer and the Merger abandoned prior to the date shares of Laureate Common Stock are accepted for payment in the Offer under a number of specified circumstances, including by the Company in order to accept a Superior Proposal (as defined in the Amended and Restated Merger Agreement). Upon termination of the Amended and Restated Merger Agreement, under specified circumstances, the Company will be required to reimburse Parent for the transaction expenses of Parent or Purchasers up to $15 million and, under other specified circumstances (including the circumstances referred to above), the Company will be required to pay Parent a termination fee of $110 million (less any expenses previously reimbursed to Parent).

The foregoing summary of the Amended and Restated Merger Agreement and the transactions contemplated thereby does not purport to be complete and is subject to, and qualified in its entirety by, the full text of the Amended and Restated Merger Agreement, which is referenced herein as Exhibit 7.08 and incorporated by reference in its entirety into this Item 4.

The performance share units and, to the extent not previously exercised, options to purchase shares of the Company’s common stock held by Mr. Douglas Becker, and, to the extent not previously exercised, the options to purchase shares of the Company’s common stock held by Mr. Hoehn-Saric, are expected to be cancelled in exchange for the surviving corporation establishing a new deferred compensation plan for each of them, under which plans these two individuals will have the rights to receive cash payments in the future, which plans will have an aggregate initial value of approximately $126.7 million, assuming Messrs. Douglas Becker and Hoehn-Saric do not exercise any options to purchase shares of the Company’s common stock prior to the consummation of the Merger.

Messrs. Douglas Becker and Hoehn-Saric may exercise their options to acquire, in the aggregate, up to 2,586,396 additional shares of the Company’s common stock prior to the consummation of the Merger.  Either of Messrs. Douglas Becker or Hoehn-Saric may exercise all or a portion of these options for any reason, including, without limitation, if they believe any such exercise would help ensure that a majority of the shares of the Company’s common stock were voted to approve the Merger and the Amended and Restated Merger Agreement.  To this end, Messrs. Douglas L. Becker and Hoehn-Saric have received commitment letters (the “Margin Loan Commitment Letters”) from Goldman Sachs and Citigroup Global Markets Inc. to provide them with, in the aggregate, up to $93.6 million in margin loans to fund the exercise, prior to the Effective Time, by Messrs. Douglas Becker and/or Hoehn-Saric of any options to acquire shares of Laureate Common Stock (and to fund any related tax obligations) in order to acquire additional shares of Laureate Common Stock to be voted in favor of the approval of the Amended and Restated Merger Agreement and the Merger.  The foregoing summary of the Margin Loan Commitment Letters does not purport to be complete and is subject to, and qualified in its entirety by, the full text of the Margin Loan Commitment Letters, which are referenced herein as Exhibits 7.25 through 7.28 and incorporated by reference in their entirety into this Item 3.

Parent has received an equity commitment letter, dated June 3, 2007 (the “Commitment Letter Agreement”), from Mr. Hoehn-Saric, a member of the Board of Directors of the Issuer, Eric D. Becker and Jill E. Becker (collectively, the “Selling Shareholders”) pursuant to which the Selling Shareholders shall, immediately prior to the Merger, sell to Parent each share of Laureate Common Stock held by such Selling Shareholder in exchange for $60.50 in cash for each such share. This summary of the Commitment Letter Agreement does not purport to be complete and is qualified in its entirety by reference to the Commitment Letter Agreement, which is referenced herein as Exhibit 7.09 and incorporated by reference in its entirety into this Item 3.

Parent entered into an agreement with Messrs. Douglas Becker, Taslitz, Hoehn-Saric, Eric D. Becker, Merrick Elfman, Bruce Goldman and John Miller, Jill Becker, Therese Wareham, and certain affiliated trusts (the “Voting Agreement”), pursuant to which such stockholders agreed, among other things, to vote or deliver a written consent covering all shares subject to the Voting Agreement, (i) in favor of the adoption of the Amended and Restated Merger Agreement, (ii) against any action, proposal, transaction or agreement that would reasonably be expected to result in a breach in any respect of any covenant, representation or warranty or any other obligation or agreement of the Issuer contained in the Amended and Restated Merger Agreement, or of any of the stockholders subject to the Voting Agreement contained in the Voting Agreement, and (iii) against any competing proposals for the acquisition of the Issuer or (except as otherwise approved in writing by Parent) any other action, agreement or transaction that is intended, or could reasonably be expected, to materially impede, interfere with, delay, postpone, discourage or adversely affect the Offer, the Merger or any of the other transactions contemplated by the Amended and Restated Merger Agreement or the Voting Agreement or the performance by any of the stockholders subject to the Voting Agreement of their respective obligations under the Voting Agreement, including: (A) any extraordinary corporate transaction, such as a merger, consolidation or other business combination involving the Issuer or its subsidiaries (other than the Offer and the Merger); (B) a sale, lease or transfer of a material amount of assets of the Issuer or any of its subsidiaries or a reorganization, recapitalization or liquidation of the Issuer or any of its subsidiaries; (C) an election of new members to the board of directors of the Issuer, other than nominees to the board of directors of the Issuer who are serving as directors on the date of the Voting Agreement or as otherwise provided in the Amended and Restated Merger Agreement; (D) any material change in the present capitalization or dividend policy of the Issuer or any amendment or other change to its articles of incorporation or bylaws, except if approved by Parent or (E) any other material change in the corporate structure or business of the Issuer. The Voting Agreement shall terminate upon the earlier to occur of (i) the consummation of the Merger and (ii) the date of termination of the Amended and Restated Merger Agreement in accordance with its terms. Each of the stockholders subject to the Voting Agreement has agreed, except as provided for in such stockholder’s equity rollover commitment letter (if applicable), not to transfer any of the shares subject to the Voting Agreement or any interest in those shares, which shares represent approximately 2.6% of the outstanding Laureate Common Stock as of the date hereof, or 7.2% assuming the exercise by Messrs. Douglas Becker and Hoehn-Saric of all of their options to acquire shares of Laureate Common Stock.  This summary of the Voting Agreement does not purport to be complete and is qualified in its entirety by reference to the Voting Agreement, which is referenced herein as Exhibit 7.10 and incorporated by reference in its entirety into this Item 4.

The Rollover Investors and the parties to the Equity Commitment Letters (collectively the “Investor Group”) entered into an Amended and Restated Interim Investors Agreement, dated as of June 3, 2007 (the “Amended and Restated Interim Investors Agreement”), which will govern their conduct in respect of the Transactions between the time of the signing of the Amended and Restated Merger Agreement and the purchase of Laureate Common Stock pursuant to the Offer or the termination of the Amended and Restated Merger Agreement, whichever is earlier; provided that certain obligations shall survive until the consummation of the Merger. Pursuant to the Amended and Restated Interim Investors Agreement:

(a)          pending consummation of the Offer, any four out of the following six parties: (i) Messrs. Douglas Becker and Taslitz, acting together, (ii) Kohlberg Kravis Roberts & Co., (iii) Citigroup Private Equity; (iv) SPG Partners, LLC, (v) S.A.C. Capital Management, LLC and (vi) Bregal Europe Co-Investment L.P. (the “Requisite Investors”) may cause Parent to act or refrain from acting in order to comply with its obligations, satisfy its conditions to the consummation of the Offer or exercise its rights under the Amended and Restated Merger Agreement. The approval of the Requisite Investors is also required for Parent to enforce its rights under any of the commitment letters executed by any member of the Investor Group. Some actions, such as any modification or amendment to the Amended and Restated Merger Agreement so as to increase or modify the form of the offer price or merger consideration, require the consent of each member of the Investor Group, except that in certain circumstances such actions may be taken with the approval of the Requisite Investors if they first terminate the non-consenting party’s participation in the transaction;

(b)         until the earlier of the consummation of the Offer and the termination of the Amended and Restated Merger Agreement, none of the members of the Investor Group (other than, but only to the extent expressly required by the cooperation agreement, Mr. Douglas Becker) may enter into any agreement, arrangement or understanding or have discussions with any other potential investor(s) or acquirer(s) of the Issuer or any of its representatives with respect to an alternative transaction involving the Issuer without the prior approval of the Requisite Investors;

(c)          if the Offer is consummated, the Sterling Reporting Persons will have the right to designate three directors on Parent’s board of directors, an affiliate of the SAC Reporting Persons will have the right to designate one director and CGI Private Equity LP, LLC will have the right to designate one director. The ability of the Sterling Reporting Persons and a group consisting of KKR 2006 Limited, S.A.C. Capital Management, LLC, Bregal Europe Co-Investment L.P., CGI Private Equity LP, LLC and Snow, Phipps & Guggenheim, LLC to designate directors will be adjusted to reflect changes in the ownership of Parent by the Sterling Reporting Persons and by the respective members of this group; and

(d)         any termination fee paid by the Issuer or any of its affiliates as directed by Parent pursuant to the Amended and Restated Merger Agreement, net of any expenses of members of the Investor Group that are required to be shared by all such parties (other than Parent), shall be promptly paid (a) 33.33% to Messrs. Douglas Becker and Taslitz, in the aggregate, and (b) 66.67% pro rata to or as directed by the other members of the Investor Group. This summary of the Amended and Restated Interim Investors Agreement does not purport to be complete and is qualified in its entirety by reference to the Amended and Restated Interim Investors Agreement, which is referenced herein as Exhibit 7.11 and incorporated by reference in its entirety into this Item 4.

The shares of Laureate Common Stock held by Sigma Capital Associates were acquired by Sigma Capital Associates at the direction of Sigma Capital Management through open market purchases during the normal course of Sigma Capital Associates’ investment activities.

Other than as described above, the Reporting Persons do not have any current plans or proposals that relate to or would result in any of the actions set forth in items (a) through (j) of Item 4 of the instructions to Schedule 13D, although the Reporting Persons reserve the right to develop such plans or proposals. However, the Reporting Persons intend to review continuously their respective investments in the Issuer and the Issuer’s business affairs, financial position, capital needs and general industry and economic conditions, and, based on such review as well as general economic, market and industry conditions and prospects existing at the time, the Reporting Persons may, from time to time (subject to any then existing legal or contractual limitations), determine to increase their respective ownership of Laureate Common Stock (including through the exercise of options to acquire shares of Laureate Common Stock, through open market purchases, in privately negotiated transactions, through a tender or exchange offer or a merger, reorganization or comparable transaction or otherwise), approve an extraordinary corporate transaction with regard to the Issuer or engage in any of the events set forth in Items 4(a) through (j) of Schedule 13D. Alternatively, subject to market conditions and other considerations, the Reporting Persons may sell all or a portion of Laureate Common Stock owned by the Reporting Persons in the open market, in privately negotiated transactions, through a public offering or otherwise, but, except as otherwise provided herein, the Reporting Persons currently have no intention of selling any shares of Laureate Common Stock.

In anticipation of or following consummation of the Merger, Parent and the management and/or board of directors of the surviving corporation may review the surviving corporation and its assets, corporate and capital structure, capitalization, operations, business, properties and personnel to determine what changes, if any, would be desirable following the Merger to enhance the business and operations of the surviving corporation and may cause the surviving corporation to engage in transactions that could include: (i) an extraordinary corporate transaction involving the Issuer’s corporate structure, business, or management such as merger, acquisition, reorganization or liquidation, (ii) the relocation of material operations or sale or transfer of a material amount of assets or (iii) any other change in the business of the surviving corporation. The Reporting Persons expressly reserve the right to make any changes they deem appropriate in light of such evaluation and review or in light of future developments.

ITEM 5.                    INTEREST IN SECURITIES OF THE ISSUER

The second to last sentence of the disclosure in Item 5(a)-(b) of the Schedule 13D is hereby amended and restated as follows:

The Reporting Persons beneficially own in the aggregate approximately 3,822,551 shares of Laureate Common Stock, which represent approximately 7.4% of the class (based on 51,956,902 outstanding shares of Laureate Common Stock as of June 3, 2007 (as reported in the Amended and Restated Merger Agreement filed as Exhibit 2.1 of the Current Report on Form 8-K filed by the Issuer on June 4, 2007).

ITEM 6.                    CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

Item 6 of the Schedule 13D is hereby amended by deleting the third paragraph thereof (which paragraph begins “Mr. Douglas Becker and the Issuer are party to a restricted stock agreement”).

ITEM 7.                    MATERIAL TO BE FILED AS EXHIBITS

The disclosure in Item 7 is hereby amended as follows:

Exhibit 7.01	Joint Filing Agreement (incorporated by reference to Exhibit 7.01 of the Schedule 13D filed on March 26, 2007)
Exhibit 7.02	Douglas Becker Rollover Equity Commitment Letter dated June 3, 2007
Exhibit 7.03	Steven Taslitz Rollover Equity Commitment Letter dated June 3, 2007
Exhibit 7.04	KJT Gift Trust Rollover Equity Commitment Letter dated June 3, 2007
Exhibit 7.05	The Irrevocable BBHT II IDGT Rollover Equity Commitment Letter dated June 3, 2007
Exhibit 7.06	Irrevocable Grantor Retained Annuity Trust No. 11 Rollover Equity Commitment Letter dated June 3, 2007
Exhibit 7.07	Goldman Sachs Credit Partners L.P. and Citigroup Global Markets Inc. Debt Commitment Letter dated June 3, 2007
Exhibit 7.08	Amended and Restated Agreement and Plan of Merger dated June 3, 2007 (incorporated by reference to Exhibit 2.1 of the Current Report on Form 8-K filed by the Issuer on June 4, 2007)
Exhibit 7.09	R. Christopher Hoehn-Saric, Eric Becker and Jill Becker Commitment Letter Agreement dated June 3, 2007
Exhibit 7.10	Voting Agreement dated June 3, 2007
Exhibit 7.11	Amended and Restated Interim Investors Agreement of Wengen Alberta, Limited Partnership dated as of June 3, 2007
Exhibit 7.12	Press Release dated June 4, 2007 issued by Laureate Education, Inc. (incorporated by reference to Exhibit 99.1 of the Current Report on Form 8-K filed by the Issuer on June 4, 2007)
Exhibit 7.13	S.A.C. Capital Management, L.P. Equity Commitment Letter dated June 3, 2007
Exhibit 7.14	S.A.C. Capital Management, LLC Equity Commitment Letter dated June 3, 2007
Exhibit 7.15	S.A.C. Capital International, Ltd. Equity Commitment Letter dated June 3, 2007
Exhibit 7.16	S.A.C. Global Diversified Fund, Ltd. Equity Commitment Letter dated June 3, 2007
Exhibit 7.17	S.A.C. Multi-Strategy Fund, Ltd. Equity Commitment Letter dated June 3, 2007
Exhibit 7.18	S.A.C. Multi-Strategy Fund, L.P. Equity Commitment Letter dated June 3, 2007
Exhibit 7.19	Citigroup Global Markets Inc. Equity Commitment Letter dated June 3, 2007
Exhibit 7.20	Citigroup Capital Partners II 2007 Citigroup Investment, L.P. Commitment Letter dated June 3, 2007
Exhibit 7.21	Citigroup Capital Partners II Employee Master Fund, L.P. Commitment Letter dated June 3, 2007
Exhibit 7.22	Citigroup Capital Partners II Onshore, L.P. Commitment Letter dated June 3, 2007
Exhibit 7.23	Citigroup Capital Partners II Cayman Holdings, L.P. Commitment Letter dated June 3, 2007
Exhibit 7.24	CGI CPE LLC Commitment Letter dated June 3, 2007
Exhibit 7.25	Douglas Becker Margin Loan Commitment Agreement with Citigroup Global Markets Inc. dated June 4, 2007
Exhibit 7.26	R. Christopher Hoehn-Saric Margin Loan Commitment Agreement with Citigroup Global Markets Inc. dated June 4, 2007
Exhibit 7.27	Douglas Becker Margin Loan Commitment Agreement with Goldman, Sachs & Co. dated June 4, 2007
Exhibit 7.28	R. Christopher Hoehn-Saric Margin Loan Commitment Agreement with Goldman, Sachs & Co. dated June 4, 2007

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: June 7, 2007

/s/ DOUGLAS L. BECKER
Douglas L. Becker

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: June 7, 2007

/s/ R. Christopher Hoehn-Saric
R. Christopher Hoehn-Saric

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: June 7, 2007

/s/ Steven M. Taslitz
Steven M. Taslitz

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: June 7, 2007

/s/ Eric D. Becker
Eric D. Becker

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: June 7, 2007

STEVEN A. COHEN

By:	/s/ Peter A. Nussbaum
Name: Peter A. Nussbaum
Title: Authorized Person

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: June 7, 2007

SIGMA CAPITAL MANAGEMENT, LLC

By:	/s/ Peter A. Nussbaum
Name: Peter A. Nussbaum
Title: Authorized Person

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: June 7, 2007

Citigroup Capital Partners II 2007 Citigroup Investment, L.P.

By:	Citigroup Private Equity LP, its general partner
By:	Citigroup Alternative Investments LLC, its general partner

By:	/s/ Millie Kim
Name:	Millie Kim
Title:	Assistant Secretary

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: June 7, 2007

CGI CPE LLC

By:	CGI Private Equity LP, LLC, its sole member

By:	/s/ Millie Kim
Name:	Millie Kim
Title:	Director

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: June 7, 2007

CGI Private Equity LP, LLC

By:	/s/ Millie Kim
Name:	Millie Kim
Title:	Director

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: June 7, 2007

Citicorp Banking Corporation

By:	/s/ William H. Wolf
Name:	William H. Wolf
Title:	Vice President

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: June 7, 2007

Citigroup Capital Partners II Employee Master Fund, L.P.

By:	Citigroup Private Equity LP, its general partner
By:	Citigroup Alternative Investments LLC, its general partner

By:	/s/ Millie Kim
Name:	Millie Kim
Title:	Assistant Secretary

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: June 7, 2007

Citigroup Capital Partners II Onshore, L.P.

By:	Citigroup Private Equity LP, its general partner
By:	Citigroup Alternative Investments LLC, its general partner

By:	/s/ Millie Kim
Name:	Millie Kim
Title:	Assistant Secretary

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: June 7, 2007

Citigroup Capital Partners II Cayman Holdings, L.P.

By:	Citigroup Private Equity LP, its general partner
By:	Citigroup Alternative Investments LLC, its general partner

By:	/s/ Millie Kim
Name:	Millie Kim
Title:	Assistant Secretary

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: June 7, 2007

Citigroup Private Equity LP

By:	Citigroup Alternative Investments LLC, its general partner

By:	/s/ Millie Kim
Name:	Millie Kim
Title:	Assistant Secretary

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: June 7, 2007

Citigroup Alternative Investments LLC

By:	/s/ Millie Kim
Name:	Millie Kim
Title:	Assistant Secretary

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: June 7, 2007

Citigroup Investments Inc.

By:	/s/ Millie Kim
Name:	Millie Kim
Title:	Assistant Secretary

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: June 7, 2007

Citigroup Inc.

By:	/s/ Riqueza V. Feaster
Name:	Riqueza V. Feaster
Title:	Assistant Secretary